HANSEN MEDICAL, INC.

800 E. MIDDLEFIELD ROAD

MOUNTAIN VIEW, CA 94043

(650) 404 – 5800

June 1, 2011

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Martin James

Kate Tillan

Re:	May 19, 2011 Staff Comment Letter to Hansen Medical, Inc. Concerning

Form 10-K for the Fiscal Year ended December 31, 2011

filed March 16, 2011 and

Form 10-Q for the Quarterly Period Ended March 31, 2011

File No. 001-33151

Dear Mr. James and Ms. Tillan:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report and quarterly report (collectively, the “Filings”), which were the subject of your letter dated May 19, 2011 (the “Comment Letter”).

In this letter, we have reproduced your comments in italicized print and have followed the comments with our responses. References in this letter to “we,” “our” or “us” mean Hansen Medical, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements, page 95

Report of Independent Public Accounting Firm, page 98

1.	We note that the audit report issued by PricewaterhouseCoopers LLP does not indicate the city and state where issued as required by Rule 2-02(a) of Regulation S-X. Please provide us with a copy of the manually signed audit report re-issued by that firm for inclusion in your December 31, 2010 Form 10-K and, in future filings, ensure that the audit reports included in your filings on EDGAR indicate the city and state where issued.

Securities and Exchange Commission

June 1, 2011

RESPONSE TO COMMENT 1:

We are supplementally providing you via FedEx with a copy of the manually signed audit report issued by PricewaterhouseCoopers in connection with our Annual Report on Form 10-K for the year ended December 31, 2010. The manually signed report is printed on the letterhead of PricewaterhouseCoopers, which letterhead includes the city and state of PricewaterhouseCoopers, and therefore it is not necessary for PricewaterhouseCoopers to re-issue a manually signed audit report. In accordance with Rule 2-02(a) of Regulation S-X, we will ensure that the audit reports included in our future filings on EDGAR indicate the city and state where issued.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 4, Controls and Procedures, page 32

2.	Please amend your Form 10-Q to include the conclusions of the company’s principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-K.

RESPONSE TO COMMENT 2:

We will amend our Form 10-Q for the Quarterly Period ended March 31, 2011 to include the following statement at the end of the first paragraph of in Part I, Item 4:

Based on our management’s evaluation (with the participation of our principal executive officer and principal financial officer), as of March 31, 2011, the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Securities and Exchange Commission

June 1, 2011

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 404-2770 or David T. Young, our outside counsel, at (650) 463-5353 if you have any questions or would like additional information regarding these matters.

Very truly yours,

/s/ Peter Osborne
Peter Osborne Interim Chief Financial Officer

cc:	David T. Young, Esq.